UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 001-32327

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
MOSAIC INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
The Mosaic Company
Atria Corporate Center - Suite E490
3033 Campus Drive
Plymouth, MN 55441
763-577-2700

MOSAIC INVESTMENT PLAN
Plan No. 004
Financial Statements and Supplemental Schedule
December 31, 2017 and 2016
(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
Mosaic Investment Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Mosaic Investment Plan (the Plan) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
KPMG LLP
We have served as the Plan’s auditor since 2005.
Minneapolis, Minnesota
June 29, 2018

MOSAIC INVESTMENT PLAN
Plan No.  004
Statements of Net Assets Available for Benefits
December 31, 2017 and 2016

	2017	2016
Assets:
Plan's interest in the Mosaic Investment Plan and Mosaic Union Savings Plan Master Trust, at fair value	$736,908,638	$662,382,503

Receivables:
Employer contributions	19,383,525	20,182,868
Notes receivable from participants	11,047,553	10,399,548
Total receivables	30,431,078	30,582,416
Net assets available for benefits	$767,339,716	$692,964,919

See accompanying notes to financial statements.

MOSAIC INVESTMENT PLAN
Plan No.  004
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2017 and 2016

	2017	2016
Additions to net assets attributed to:
Plan's interest in net investment income of the Mosaic Investment Plan and Mosaic Union Savings Plan Master Trust	$96,666,437	$45,487,574
Net investment income	96,666,437	45,487,574
Contributions:
Participants	26,751,646	26,908,201
Employer	29,883,147	31,589,015
Total contributions	56,634,793	58,497,216
Asset Transfers from qualified plans	94,865	413,782
Other	9,658	35,615
Total additions	153,405,753	104,434,187
Deductions from net assets attributed to:
Benefits paid	78,580,985	65,478,110
Administrative fees	449,971	429,670
Total deductions	79,030,956	65,907,780
Net increase	74,374,797	38,526,407
Net assets available for benefits:
Beginning of year	692,964,919	654,438,512
End of year	$767,339,716	$692,964,919
See accompanying notes to financial statements.

MOSAIC INVESTMENT PLAN
Plan No.  004
Notes to Financial Statements
December 31, 2017 and 2016

(1)	Description of the Plan
The following description of the Mosaic Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General
The Plan was established on March 1, 1988. The Plan is a defined contribution plan maintained by The Mosaic Company (the Company) for eligible U.S. salaried and nonunion hourly employees. Employees are eligible to participate in the Plan immediately upon their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Contributions
The Plan is funded by contributions from participants in the form of payroll deductions/salary reductions from 1% to 75% of participants’ eligible pay (subject to Internal Revenue Service (IRS) annual statutory limits of $18,000 for 2017 and 2016, respectively) in before‑tax dollars, after‑tax dollars, or a combination of both. Additional before‑tax “catch‑up” contributions are allowed above the IRS annual dollar limit for employees at least age 50 or who will reach age 50 during a given calendar year. Participants are automatically enrolled into the Plan upon meeting eligibility requirements, and direct the investment of their contributions into various investment options offered by the Plan. The Plan is also funded by Company matching contributions, which are subject to certain limitations imposed by Section 415 of the Internal Revenue Code (IRC). For the years ended December 31, 2017 and 2016, the Company made matching contributions equal to 100% of the first 3% of the participants’ compensation contributed and 50% of the next 3% of the participants’ compensation contributed. The Company also makes an annual nonelective employer contribution that is based on a percentage of the employee’s eligible pay, subject to certain limitations and requirements. The Company made non-elective employer contributions of $17,609,369 and $17,714,276 in 2017 and 2016, respectively. At the sole discretion of Mosaic’s Board of Directors or its designee, the Company may make an annual discretionary employer contribution. The Company made discretionary employer contributions of $2,007,388 and $2,708,729 in 2017 and 2016, respectively. All or any portion of the profit sharing or Company matching contributions initially deposited to the Mosaic Stock Fund may be in the form of cash or shares of Company common stock. Generally, a participant must be employed on the last day of the Plan year to be eligible for the nonelective employer contribution or the discretionary employer contribution.
Participants may roll over their vested benefits from other qualified benefit plans to the Plan.

(c)	Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, and (b) Plan earnings (losses). Each participant’s account is charged with an allocation of certain administrative expenses. Allocations are based on earnings or account balances as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)	Administrative Expenses
Administrative expenses are to be paid by the Plan but may be paid by the Company.

(e)	Investments
The Plan’s investments are held in the Mosaic Investment Plan and Mosaic Union Savings Plan Master Trust (the Master Trust) which is administered by Vanguard Fiduciary Trust Company. During 2017, we have corrected the presentation of previously reported investment and investment income balances and revised footnotes 2(d), 3 and 4 of the Notes to Financial Statements to clearly state they are held in the Master Trust. Management reviewed the impact of the presentation error on the prior period financial statements and determined the error was not material to the financial statements.

MOSAIC INVESTMENT PLAN
Plan No.  004
Notes to Financial Statements
December 31, 2017 and 2016

Participants can choose from among twenty four investment funds and may elect to change the investment direction of their existing account balances and their future contributions daily.

(f)	Vesting
Participants are immediately vested in the portion of their Plan account related to participant contributions, Company matching contributions, and earnings thereon. Participants are vested in the nonelective employer contribution and the discretionary employer contribution portions of their account after either three years of service, attaining age 65, or death while an employee. Forfeitures of non-vested participant accounts are used first to restore nonelective employer contributions for reemployed employees who are entitled to have forfeitures restored and are then used to offset nonelective employer contributions. In 2017 and 2016, employer contributions were reduced by $328,571 and $244,810, respectively, from forfeited non-vested accounts.

(g)	Payment of Benefits
Participants may withdraw their vested account balance upon termination of employment. Under certain conditions of financial hardship, participants working for the Company may withdraw certain funds, but their participation in the Plan will be suspended for six months. Certain withdrawals are available after age 59½ or in the event of disability. Additionally, while still employed, in‑service withdrawals are available subject to certain requirements and limitations.
Subject to potential IRS penalties, participants whose employment is terminated and have a vested account balance in excess of $5,000 may receive their distribution in a lump sum or installments that commence immediately after termination or a later date, but no later than age 70½. Participants may be entitled to additional forms of payment or may need to obtain spousal consent to a distribution or withdrawal if the participant had an account balance from another qualified plan, that plan was maintained by a company that was acquired by the Company, and the participant’s account balance was transferred to this Plan.

(h)	Notes Receivable from Participants
Eligible participants may borrow from their fund accounts a minimum loan amount of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Eligible participants may have one loan outstanding at any given time. Account balances attributable to the annual Company contributions are not available for loans. Loan terms range from 6 months to 5 years. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate of 1% above the prevailing prime rate, as quoted in The Wall Street Journal at time of issuance. Interest rates on outstanding loans ranged from 3.25% to 8.25% in 2017 and from 3.25% to 8.25% in 2016. Principal and interest are paid through payroll deductions.

(i)	Plan Termination
Although it has not expressed any interest to do so, the Company reserves the right under the Plan to make changes at any time or even suspend or terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, participants will become fully vested in all amounts in their accounts.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting.

(b)	Recently Issued Accounting Guidance
Pronouncements Issued But Not Adopted
In February 2017, the FASB issued ASU No. 2017-06, Defined Contribution Pension Plans (Topic 962): Employee Benefit Plan Master Trust Reporting (ASU 2017-06). The amendments in this update clarify presentation requirements for a plan’s interest in a master trust and require more detailed disclosures of the plan’s

MOSAIC INVESTMENT PLAN
Plan No.  004
Notes to Financial Statements
December 31, 2017 and 2016

interest in the master trust. The amendments in this update are effective for fiscal periods beginning after December 15, 2018 and should be applied retrospectively, with early adoption permitted. The financial statements and related footnotes have not been updated as ASU 2017-06 was not adopted as of December 31, 2017. The Company is in the process of determining the impact to the financial statements from the adoption of this guidance.

(c)	Use of Estimates
The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(d)	Investment Valuation and Income Recognition
Master Trust investments are stated at fair value. The Master Trust's investments in common/collective trust funds hold indirect investments in fully responsive investment contracts and as a result they are recognized at fair value and not contract value which is required for direct investments. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value for shares of mutual and common/collective trust funds is the net asset value of those shares or units, as determined by the respective funds.
Net appreciation (depreciation) in the fair value of investments includes realized gains and losses on investments bought and sold and the change in appreciation (depreciation) from one period to the next. Purchases and sales of securities are accounted for on a trade‑date basis. Dividend income is recorded on the ex‑dividend date. Interest from investments is recorded on the accrual basis.

(e)	Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

(f)	Payment of Benefits
Benefit payments are recorded when paid.

(g)	Administrative Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in the Plan's interest in net investment income of the Master Trust.

(3)	Interest in Master Trust
The Plan’s investments are held in the Master Trust. The Plan maintains a divided beneficial interest in each of the investment accounts of the Master Trust.
The Plan’s interest in the investments of the Master Trust is based on the individual Plan participants’ investment balances (divided interest). Investment income (loss) is allocated by the Trustee on a daily basis through a valuation of each participating plan’s investments and each participant’s share of each investment. Expenses relating to the Master Trust are allocated to the individual funds based upon each participant’s pro rata share, per-share calculation, or by transaction in a specific fund. The Plan held a 78.1% and 78.7% interest in the Master Trust at December 31, 2017 and 2016, respectively.

MOSAIC INVESTMENT PLAN
Plan No.  004
Notes to Financial Statements
December 31, 2017 and 2016

The net assets of the Master Trust for the years ended December 31 are as follows:

	2017	2016
Investments, at fair value:
Common stock	$24,194,050	$27,721,390
Mutual funds	253,453,728	220,669,192
Common collective trust funds	660,675,079	587,715,464
Total Investments	938,322,857	836,106,046
Total assets	938,322,857	836,106,046
Net assets	$938,322,857	$836,106,046
Plan's interest in the Master Trust net assets	$736,908,638	$662,382,503
Net investment income of the Master Trust for the years ended December 31 is summarized as follows:

	2017	2016
Interest and dividend income	$14,833,120	$10,237,429
Total net realized and unrealized appreciation in fair value of investments	107,653,743	46,140,135
Investment income	$122,486,863	$56,377,564
Plan's interest in the Master Trust investment income	$96,666,437	$45,487,574

(4)	Fair Value Measurements
Accounting Standards Codification (ASC) 820, Fair Value Measurements, defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.
ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 established three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•
Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

MOSAIC INVESTMENT PLAN
Plan No.  004
Notes to Financial Statements
December 31, 2017 and 2016

Master Trust
Master Trust investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2017 (Level 1, 2, and 3 inputs are defined above):

	Assets at fair value as of December 31, 2017
	Level 1	Level 2	Level 3	Total
Common stock	$24,194,050	$—	$—	$24,194,050
Mutual funds	253,453,728	—	—	253,453,728
Common/collective trust funds	—	660,675,079	—	660,675,079
Total investments at
fair value	$277,647,778	$660,675,079	$—	$938,322,857
Master Trust investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2016 (Level 1, 2, and 3 inputs are defined above):

	Assets at fair value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Common stock	$27,721,390	$—	$—	$27,721,390
Mutual funds	220,669,192	—	—	220,669,192
Common/collective trust funds	—	587,715,464		587,715,464
Total investments at
fair value	$248,390,582	$587,715,464	$—	$836,106,046
Common stock traded on national exchanges are valued at their closing market prices.
The fair values of the mutual funds are based on observable unadjusted market quotations for identical assets and are priced on a daily basis at the close of the NYSE.
The common/collective trusts (CCTs) are valued utilizing the respective net asset values as reported by such trusts, which represents readily determinable fair value, and are reported at fair value.
For each of the Master Trust's funds (other than money market funds and short-term bond funds), a participant is prohibited from exchanging into a fund account for 60 calendar days after the participant has exchanged out of that fund account.
For the years ended December 31, 2017 and 2016, the Master Trust held no assets in which significant unobservable inputs (Level 3) were used in determining fair value and there were no transfers between levels.

(5)	Federal Income Tax Status
The Plan has received a determination letter from the IRS dated December 2, 2015 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC, and therefore, the Plan, as amended, is qualified and is tax‑exempt.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.
The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however,

MOSAIC INVESTMENT PLAN
Plan No.  004
Notes to Financial Statements
December 31, 2017 and 2016

there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2012.

(6)	Risks and Uncertainties
The Plan invests in various investment securities through the Master Trust. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
A portion of the Plan’s net assets held in the Master Trust are invested in the common stock of the Company. At December 31, 2017 and 2016, approximately 2.7% and 3.4%, respectively, of the Plan’s total assets were invested in the Company’s common stock. The underlying value of the Company common stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance.

(7)	Party-in-Interest Transactions
Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applied. Vanguard Fiduciary Trust Company is a party‑in‑interest as defined by ERISA as a result of being trustee of the Plan. The Plan invests in funds managed by Vanguard Fiduciary Trust Company. The Plan also engages in transactions involving the acquisition or disposition of common stock of the Company, a party‑in‑interest with respect to the Plan. The Plan also engages in loans to participants. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the IRC.

(8)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits, benefits paid to participants, and investment income per the financial statements to the Form 5500:

	2017	2016
Net assets available for benefits per the financial statements	$767,339,716	$692,964,919
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	737,966
Net assets available for benefits per the Form 5500	$767,339,716	$693,702,885

	2017	2016
Benefits paid to participants per the financial statements	$78,580,985	$65,478,110
Less corrective distributions	(62,482)	(108,067)
Benefits paid to participants per the Form 5500	$78,518,503	$65,370,043

	2017	2016
Total additions per the financial statements	$153,405,753	$104,434,187
Add adjustment from contract value to fair value for fully benefit-responsive investment contracts - current year	—	737,966
Less adjustment from contract value to fair value for fully benefit-responsive investment contracts - prior year	(737,966)	(1,479,830)
Asset transfers from qualified plans	(94,865)	(413,782)
Total income per the Form 5500	$152,572,922	$103,278,541

(9)	Subsequent Events
The Plan has evaluated subsequent events from the statement of net assets available for benefits date through June 29, 2018, the date at which financial statements were available to be issued, and determined there were no other items to disclose.

SUPPLEMENTAL SCHEDULE

Schedule
MOSAIC INVESTMENT PLAN
Plan No.  004
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2017

		Current
Identify of issuer	Description	Value**
Mosaic Investment Plan and Mosaic Union Savings Plan Master Trust	Plan's interest in Master Trust	$736,908,638
Notes receivable from participants *	Participant loans due through January 2030 with interest rates ranging from 3.25% to 8.25%.	11,047,553
		$747,956,191

*    Indicates party-in-interest to the Plan.
**    Historical cost is not required for participant directed accounts.
See accompanying report of independent registered public accounting firm.

Exhibit No.	Description	Incorporated Herein by Reference to	Filed with Electronic Submission
23	Consent of KPMG LLP, independent registered public accounting firm		X

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plymouth, State of Minnesota, on the 29th day of June, 2018.

MOSAIC INVESTMENT PLAN

By:	Global Benefits Committee, as Plan Administrator

By:	/s/ Kimberly Bors
Kimberly Bors, Chair